Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

OneConnect Financial Technology Co., Ltd.

壹賬通金融科技有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 6638)

(NYSE Stock Ticker: OCFT)

APPOINTMENT OF INDEPENDENT FINANCIAL ADVISER

Reference is made to the announcement (the “Joint Announcement”) dated May 15, 2025 jointly issued by Bo Yu Limited (“Bo Yu”) and OneConnect Financial Technology Co., Ltd. (the “Company”) in relation to, among other things, proposed privatization of the Company by way of a scheme of arrangement under Section 86 of the Companies Act. Save as otherwise defined herein, terms used in this announcement shall have the same meanings as given to them in the Joint Announcement.

This announcement is made pursuant to Rule 2.1 of the Takeovers Code.

The board (the “Board”) of directors (the “Directors”) of the Company announces that Gram Capital Limited, being a corporation licensed to carry out Type 6 (Advising on Corporate Finance) regulated activity under the SFO, has been appointed as the independent financial adviser (“Gram Capital”) to advise the Independent Board Committee in connection with the Proposal and the Scheme, in particular, as to whether the Proposal and the Scheme are, or are not, fair and reasonable and as to whether such Disinterested Holders should vote for or against the Scheme and related matters. The appointment of Gram Capital has been approved by the Independent Board Committee in accordance with Rule 2.1 of the Takeovers Code.

The letter of advice from Gram Capital to the Independent Board Committee will be included in the Scheme Document to be despatched to the Shareholders.

WARNING: Shareholders, holders of ADSs and potential investors of the Company should be aware that the Indicative Proposal is non-binding in nature, and may or may not proceed, and if it does proceed, the terms of any such Indicative Proposal are at this stage uncertain. Shareholders, holders of ADSs and potential investors are advised to exercise caution when dealing in the Shares, ADSs and/or other securities of the Company. Persons who are in doubt as to the action they should take should consult their stockbroker, bank manager, solicitor or other professional advisors.

By Order of the Board
OneConnect Financial Technology Co., Ltd.
Mr. Chen Dangyang
Chairman of the Board and Chief Executive Officer

Hong Kong, May 16, 2025

As at the date of this announcement, the board of directors of the Company comprises Mr. Chen Dangyang as the executive director, Mr. Michael Guo, Ms. Xin Fu, Mr. Wenwei Dou and Ms. Wenjun Wang as the non-executive directors and Dr. Yaolin Zhang, Mr. Tianruo Pu, Mr. Wing Kin Anthony Chow and Mr. Koon Wing Ernest Ip as the independent non-executive directors.

All Directors of the Company jointly and severally accept full responsibility for the accuracy of the information contained in this announcement, and confirm, having made all reasonable enquires, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement contained in this announcement misleading.

Where the English and the Chinese texts conflict, the English text prevails.

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